SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Proposal of the Management for Allocation of Results related to the Fiscal Year 2006" dated on March 12, 2007.

TELECOMUNICAÇÕES DE SÃO PAULO S. A. – TELESP

Proposal of the Management for Allocation of Results related to the Fiscal Year 2006

March 12, 2007 (05 pages)
For more information, please contact:
Daniel de Andrade Gomes
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

Proposal of the Management for Allocation of Results related to the Fiscal Year 2006

In fulfillment of the legal provision matter of the extract, this management proposes to Telesp’s shareholders the allocation of net income for the fiscal year 2006, in the amount of R$2,816,151,379.49 (two billion, eight hundred and sixteen million, one hundred fifty one thousand, three hundred seventy nine Reais and forty nine cents) accounted in the Balance Sheet on December 31, 2006, as accrued profit. Shall be as follow:

Accrued Profit before Distribution	1,019,084,483.85
Net Income for 2006	2,816,151,379.49

Total Accrued Profit in 2006	3,835,235,863.34
Intermediary Dividends granted on May 23, 2006	(1,169,604,000.00)
Interest on Own Capital granted on May 23, 2006	(290,000,000.00)
Intermediary Dividends granted on November 10, 2006	(1,180,000,000.00)
Interest on Own Capital granted on November 10, 2006	(370,000,000.00)
Interest on Own Capital granted on December 18, 2006	(120,000,000.00)

Exceeding value over net income for the fiscal year 2006	705,631,863.34

1- LEGAL RESERVE

In accordance to the article 193 of Law # 6404/76, the Company chose for not constitute a legal reserve, since its current balance summed to the balance of capital reserves exceeded 30% of capital stock, in accordance to the 1st paragraph of same aforementioned article.

2- INTERIM DIVIDENDS

In accordance to article 7, in conjunction with articles 22, 27 and 28 of the Company’s Bylaw, as well as in articles 204 and 205 of the Law # 6404/76, the Management granted allocation of interim dividends in the amount of R$1,169,604,000.00 (one billion, one hundred sixty nine million, six hundred and four thousand Reais) based on accrued profits of the last annual balance sheet and first quarter ended on 03/31/2006, allocated as follow: R$1,136,783,848.64 (one billion, one hundred thirty six million, seven hundred eighty three thousand, eight hundred forty eight Reais and sixty four cents) distributed to shareholders registered at the Company by the end of the day on May 23, 2006, and R$32,820,151.36 (thirty two million, eight hundred twenty thousand and one hundred fifty one Reais and thirty six cents) distributed to the Company’s shareholders, at the moment of, Telesp’s records update, reflecting the issuance of new shares to TDBH’s former shareholders, by the end of the day on August 29,2006, and by these dates shares were considered as “ex-dividends”. These dividends were imputed to mandatory minimum dividend for the fiscal year 2006. The payment of aforementioned dividend started by June 26, 2006, and September 22, 2006, respectively.

On November 10, 2006, the Management granted allocation to payment of interim dividends, with payment by December 11, 2006, in the amount of R$1,180,000,000.00 (one billion, one hundred eighty million Reais) based on the financial statement as of September 30, 2006, for common and preferred shareholders registered on Telesp’s book records by the end of the day on November 13, 2006, and by this date the Company’s shares were considered as “ex-dividends”. These dividends were imputed to mandatory minimum dividend for the fiscal year 2006.

3- INTEREST ON OWN CAPITAL

In accordance to article 7, in conjunction with articles 22, 27 and 29 of the Company’s Bylaw, as well as in articles 202, items I, II, III of the Law # 6404/76, this Management approved payment of interest on own capital (related to the fiscal year 2006) to common and preferred shareholders, imputed to mandatory minimum dividend as required by article 9º of the Law 9.249/95, in the amount of R$290,000,000.00 (two hundred ninety million Reais), subject of withhold income tax, results in the payment of R$246,500,000.00 (two hundred forty six million and five hundred thousand Reais), declared to the Company’s shareholders on May 23, 2006 and distributed as follow: R$281,862,336.40 (two hundred eighty one million, eight hundred sixty two thousand and three hundred thirty six Reais and forty cents), withholding income tax, resulting in the payment of R$239,582,985.94 (two hundred thirty nine million, five hundred eighty two thousand, nine hundred eighty five Reais and ninety four cents) to the shareholders registered on Telesp’s book records by the end of the day on May 23, 2006 and R$8,137,663.60 (eight million, one hundred thirty seven thousand and six hundred sixty three Reais and sixty cents), withholding income tax, resulting in the payment of R$6,917,014.06 (six million, nine hundred seventeen thousand, fourteen Reais and six cents), distributed to the Company’s shareholders, at the moment of Telesp’s records update, reflecting the issuance of new shares to TDBH’s former shareholders, by the end of the day on August 29, 2006, as follow below:

Interest on Own Capital	290,000,000.00
(-) Withholding Income Tax	(43,500,000.00)

Net value of interests imputed into Dividends	246,500,000.00

The input is demonstrated as follow:

Interest on Own Capital
Common Shares	90,666,046.63
Preferred Shares	199,333,953.37
(-) Withholding Income Tax	(43,500,000.00)

Net value of interests imputed into Dividends	246,500,000.00

On November 10, 2006, the Management approved payment of interest on own capital (related to the fiscal year 2006) to common and preferred shareholders, imputed to mandatory minimum dividend as required by article 9º of the Law 9.249/95, in the amount of R$370,000,000.00 (three hundred seventy million Reais), subject of withhold income tax, results in the payment of R$314,500,000.00 (three hundred fourteen million and five hundred thousand Reais) to shareholders registered on Telesp’s book records by the end of the day on November 13, 2006, and distributed as follow:

Interest on Own Capital	370,000,000.00
(-) Withholding Income Tax	(55,500,000.00)

Net value of interests imputed into Dividends	314,500,000.00

The input is demonstrated as follow:

Interest on Own Capital
Common Shares	115,621,793.00
Preferred Shares	254,378,207.00
(-) Withholding Income Tax	(55,500,000.00)

Net value of interests imputed into Dividends	314,500,000.00

In accordance to the article 9º of the Law 9.249/95 and deliberation nº207/96 of the securities commission, the Management approved on December 18, 2006, the payment of interest on own capital (related to the fiscal year 2006) to common and preferred shareholders, imputed to mandatory minimum dividend in the amount of R$120,000,000.00
(one hundred twenty million Reais), subject of withhold income tax, results in the payment of R$102,000,000.00 (one hundred two million Reais) to shareholders registered on
Telesp’s book records by the end of December 28, 2006, and distributed as follow:

Interest on Own Capital	120,000,000.00
(-) Withholding Income Tax	(18,000,000.00)

Net value of interests imputed into Dividends	102,000,000.00

The input is demonstrated as follow:

Interest on Own Capital
Common Shares	37,498,959.89
Preferred Shares	82,501,040.11
(-) Withholding Income Tax	(18,000,000.00)

Net value of interests imputed into Dividends	102,000,000.00

4- ACCRUED PROFIT

Accrued profit on December 31, 2005 was fully absorbed by the dividend statement on May 23, 2006. The balance on December 31, 2006, in the amount of R$705,631,863.34 (seven hundred five million, six hundred thirty one thousand, eight hundred sixty three Reais and thirty four cents) refers to remaining balance of profit related to the fiscal year 2006, which allocation will be decided in shareholders’ meeting. The Management proposes that this remaining balance stays at accrued profit account for future implementation of modernization and/or expansion of telecommunication system. This amount belongs to Capital Budget presents in the annex of this proposal.

5- PAYMENT OF INTEREST ON OWN CAPITAL

The allocation of dividends and interest on own capital is demonstrated as follow:

a) Interim dividends ensured in accordance to articles 7º and 28º of the Company’s Bylaw and articles 204 and 205 of the Law 6.404/76, in the amount of R$1,169,604,000.00 (one billion, one hundred sixty nine million and six hundred four thousand Reais), paid as of June 26, 2006, and September 22, 2006, respectively, to shareholders registered on Telesp’s book records by the end of the day on May 23, 2006, and to the Company’s shareholders, at the moment of Telesp’s records update, reflecting the issuance of new shares to TDBH’s former shareholders, by the end of the day on August 29, 2006:

	Common	Preferred (*)

Dividends per share in R$	2.166017518411	2.382619270253

(*) 10% higher than established by the article 7º of the Company’s Bylaw, for each common share.

b) Interim dividends ensured in accordance to articles 7º and 28º of the Company’s Bylaw and articles 204 and 205 of the Law 6.404/76, in the amount of R$1,180,000,000.00 (one billion and one hundred eighty million Reais), paid as of December 11, 2006, to shareholders registered on Telesp’s book records by the end of the day on November 13, 2006:

	Common	Preferred (*)

Dividends per share in R$	2.186948108760	2.405642919636

(*) 10% higher than established by the article 7º of the Company’s Bylaw, for each common share.

c) Interest on own capital imputed to ensured dividends, in accordance to the Company’s Bylaws, articles 7º and 29º, in the amount of R$290,000,000.00 (two hundred ninety million Reais), paid as of June 26, 2006, and September 22, 2006, respectively, to shareholders registered on Telesp’s book records by the end of the day on May 23, 2006, and to the Company’s shareholders, at the moment of Telesp’s records update, reflecting the issuance of new shares to TDBH’s former shareholders, by the end of the day on August 29, 2006:

Interest on Own Capital		290,000,000.00

Common Shares		90,666,046.63
Preferred Shares		199,333,953.37
(-) Withholding Income Tax		(43,500,000.00)

Net value of interests imputed into Dividends		246,500,000.00

Value per share in R$	Gross Value	Net Value

Common Shares	0.537057910488	0.456499223915
Preferred Shares	0.590763701537	0.502149146307

(*) 10% higher than established by the article 7º of the Company’s Bylaw, for each common share.

d) Interest on own capital imputed to ensured dividends, in accordance to the Company’s Bylaws, articles 7º and 29º, in the amount of R$370,000,000.00 (three hundred seventy million Reais), paid as of December 11, 2006, to shareholders registered on Telesp’s book records by the end of the day on November 13, 2006:

Interest on Own Capital	370,000,000.00

Common Shares	115,621,793.00
Preferred Shares	254,378,207.00
(-) Withholding Income Tax	(55,500,000.00)

Net value of interests imputed into Dividends	314,500,000.00

Value per share in R$	Gross Value	Net Value

Common Shares	0.685737966306	0.582877271361
Preferred Shares	0.754311762936	0.641164998496

(*) 10% higher than established by the article 7º of the Company’s Bylaw, for each common share.

e) Interest on own capital imputed to ensured dividends, in accordance to the Company’s Bylaws, articles 7º and 29º, in the amount of R$120,000,000.00 (one hundred twenty million Reais), to shareholders registered on Telesp’s book records by the end of the day on December 28, 2006. It was proposed that payment would be done as of December 21, 2007, for its nominal value, not subject of monetary restatement.

Interest on Own Capital		120,000,000.00

Common Shares		37,498,959.89
Preferred Shares		82,501,040.11
(-) Withholding Income Tax		(18,000,000.00)

Net value of interests imputed into Dividends		102,000,000.00

Value per share in R$	Gross Value	Net Value

Common Shares	0.222401502585	0.189041277198
Preferred Shares	0.244641652844	0.207945404918

(*) 10% higher than established by the article 7º of the Company’s Bylaw, for each common share.

6- CAPITAL STOCK

The Company’s capital stock by the year’s end 2006 is R$6,575,197,959.21 (six billion, five hundred seventy five million, one hundred ninety seven thousand, nine hundred fifty nine Reais and twenty one cents), divided in 168,819,870 common and 337,417,402 preferred shares, totaling 506,237,272 shares, all of them no-par value shares.

	CAPITAL BUDGET FOR 2007

Budget Proposal		R$1,845,128,591.72

FINANCING SOURCES		R$

	Outstanding balance of net income	705,631,863.34
	for the year (Article 196 of the Law
	6404/76)

	Funds of the Transaction	1,139,496,728.38

Total		1,845,128,591.72

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	March 12, 2007	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director